FORM 6K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of:        April, 2004

Commission File Number:      0-30456

CHARTWELL TECHNOLOGY INC.
(Translation of registrant’s name into English)

Suite 700, 407 2nd Street SW Calgary, Alberta Canada T2P 2Y3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

April 30, 2004	signed "Don Gleason" Don Gleason, CFO

CHARTWELL TECHNOLOGY INC.

NOTICE OF SPECIAL AND ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Special and Annual General Meeting of the Shareholders of Chartwell Technology Inc. (the "Corporation") will be held at the Metropolitan Centre, Royal Room, 333 – 4th Avenue S.W., Calgary, Alberta on Wednesday the 28th day of April, 2004 at 10:00 a.m. (Calgary time) for the following purposes:

1. To receive and consider the Financial Statements of the Corporation for the year ended October 31, 2003 and the Auditor's Report thereon;

2. To elect directors;

3. To appoint KPMG LLP, Chartered Accountants, as auditors of the Corporation, and to authorize the directors to fix their remuneration;

4. To approve the adoption of a new Stock Option Plan; and

5. To transact such other business as may be properly brought before the Meeting or any adjournment thereof.

The specific details of all matters proposed to be put before the Meeting are set forth in the Circular accompanying this Notice.

SHAREHOLDERS OF THE CORPORATION WHO ARE UNABLE TO ATTEND THE MEETING IN PERSON ARE REQUESTED TO DATE AND SIGN THE ENCLOSED FORM OF PROXY AND TO MAIL IT TO OR DEPOSIT IT WITH COMPUTERSHARE TRUST COMPANY OF CANADA, 100 UNIVERSITY AVENUE, 9TH FLOOR, TORONTO, ONTARIO M5J 2Y1, ATTENTION: PROXY DEPARTMENT. PROXIES MAY ALSO BE DELIVERED BY FAX TO: (416) 263-9524 or 1-866-249-7775. IN ORDER TO BE VALID AND ACTED UPON AT THE MEETING, FORMS OF PROXY MUST BE RETURNED TO THE AFORESAID ADDRESS NOT LESS THAN 48 HOURS BEFORE THE TIME SET FOR THE HOLDING OF THE MEETING OR ANY ADJOURNMENT THEREOF.

SHAREHOLDERS ARE CAUTIONED THAT THE USE OF THE MAILS TO TRANSMIT PROXIES IS AT EACH SHAREHOLDERS' RISK.

The Board of Directors of the Corporation has fixed the record date for the Meeting at the close of business on March 24, 2004 (the "Record Date"). Only shareholders of the Corporation of record as at that date are entitled to receive notice of the Meeting. Shareholders of record will be entitled to vote those shares included in the list of shareholders entitled to vote at the Meeting prepared as at the Record Date, unless any such shareholder transfers shares after the Record Date and the transferee establishes ownership of such shares and demands, not later than the close of business 10 days before the Meeting that the transferee's name be included in the list of shareholders entitled to vote at the Meeting, in which case such transferee shall be entitled to vote such shares at the Meeting.

DATED at the City of Calgary, in the Province of Alberta, this 24th day of March, 2004.

By Order of the Board of Directors,

(signed) "Darold H. Parken"
Darold H. Parken, President

CHARTWELL TECHNOLOGY INC.

INFORMATION CIRCULAR - PROXY STATEMENT

For the Special and Annual General Meeting
of Shareholders to be held on Wednesday, April 28, 2004

SOLICITATION OF PROXIES

This Information Circular - Proxy Statement is furnished in connection with the solicitation of proxies by the Management of **CHARTWELL TECHNOLOGY INC.** (hereinafter referred to as the "**Corporation**" or "**Chartwell**") for use at the Special and Annual General Meeting of the Shareholders of the Corporation (the "**Meeting**") to be held on the 28th day of April, 2004, at 10:00 a.m. (Calgary time) at at the Metropolitan Centre, Royal Room, 333 – 4th Avenue SW, Calgary, Alberta, and at any adjournment thereof, for the purpose set forth in the Notice of Special and Annual General Meeting.

Instruments of Proxy must be addressed to the Secretary of the Corporation and must reach Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, not less than 48 hours before the time for the holding of the Meeting or any adjournment thereof. Proxies may also be delivered by fax to: (416) 263-9524 or 1-866-249-7775. Pursuant to the Business Corporations Act (Alberta), the record date for the Meeting is the close of business on March 24, 2004. Only shareholders of the Corporation of record as at that date are entitled to receive notice of and to vote at the Meeting unless after that date a shareholder of record transfers his shares and the transferee, upon producing properly endorsed certificates evidencing such shares or otherwise establishing that he owns such shares, requests not later than ten (10) days prior to the Meeting that the transferee's name be included in the list of shareholders entitled to vote, in which case, such transferee is entitled to vote such shares at the Meeting.

The instrument appointing a proxy shall be in writing and shall be executed by the shareholder or his attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.

THE PERSONS NAMED IN THE ENCLOSED FORM OF PROXY ARE DIRECTORS AND/OR OFFICERS OF THE CORPORATION. A SHAREHOLDER SUBMITTING THE PROXY HAS THE RIGHT TO APPOINT A PERSON TO REPRESENT HIM AT THE MEETING (WHO NEED NOT BE A SHAREHOLDER OF THE CORPORATION) OTHER THAN THE PERSON OR PERSONS DESIGNATED IN THE FORM OF PROXY FURNISHED BY THE CORPORATION. TO EXERCISE SUCH RIGHT, THE NAMES OF THE PERSONS DESIGNATED BY MANAGEMENT SHOULD BE CROSSED OUT AND THE NAME OF THE SHAREHOLDER'S APPOINTEE SHOULD BE LEGIBLY PRINTED IN THE BLANK SPACE PROVIDED.

REVOCABILITY OF PROXY

A shareholder who has submitted a proxy may revoke it at any time prior to the exercise thereof. If a person who has given a proxy attends personally at the Meeting at which such proxy is to be voted, such person may revoke the proxy and vote in person. In addition to the revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the shareholder or his attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized and deposited either at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof, and upon either of such deposits, the proxy is revoked.

BENEFICIAL HOLDERS OF SHARES

The information set forth in this section is of significant importance to beneficial holders of Common

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Shares of Corporation who do not hold their Common Shares in their own name ("Beneficial Shareholders"). Beneficial Shareholders should note that only proxies deposited by shareholders whose names appear on the records of the Corporation as the registered holders of shares can be recognized and acted upon at the Meeting. If shares are listed in an account statement provided to a Beneficial Shareholder by a broker, then in almost all cases those shares will not be registered in the Beneficial Shareholder's name on the records of the Corporation. Such shares will more likely be registered under the name of the Beneficial Shareholder's broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominees for many Canadian brokerage firms). Shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, the broker/nominees are prohibited from voting shares for their clients. The Corporation does not know for whose benefit the shares registered in the name of CDS & Co. are held.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that there shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Shareholder by its broker is a voting instruction form or a form which is identical to the form of proxy provided to registered shareholders. In either case, its purpose is limited to instructing the registered shareholder how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to adp Investor Communications ("ADP"). ADP typically mails the voting instruction forms or proxy forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the forms to ADP. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting. **A Beneficial Shareholder receiving a voting instruction request or a proxy form cannot use that voting instruction request or proxy form to vote Common Shares directly at the Meeting as the voting instruction request or proxy form must be returned as directed by ADP well in advance of the Meeting in order to have the shares voted. Accordingly, it is strongly suggested that Beneficial Shareholders return their completed instructions or proxies as directed by ADP well in advance of the Meeting.**

PERSONS MAKING THE SOLICITATION

THIS SOLICITATION IS MADE ON BEHALF OF THE MANAGEMENT OF THE CORPORATION. The costs incurred in the preparation and mailing of the Form of Proxy, Notice of Special and Annual General Meeting and this Information Circular - Proxy Statement will be borne by the Corporation. In addition to the use of mails, proxies may be solicited by personal interviews, telephone or fax by directors and officers of the Corporation, who will not be remunerated therefor.

EXERCISE OF DISCRETION BY PROXY

The shares represented by proxy in favour of management nominees shall be voted on any ballot at the Meeting and where the shareholder specifies a choice with respect to any matter to be acted upon, the shares shall be voted on any ballot in accordance with the specification so made.

IN THE ABSENCE OF SUCH SPECIFICATION, SHARES WILL BE VOTED IN FAVOUR OF ALL OF THE PROPOSED RESOLUTIONS. THE PERSONS APPOINTED UNDER THE FORM OF PROXY FURNISHED BY THE CORPORATION ARE CONFERRED WITH DISCRETIONARY AUTHORITY WITH RESPECT TO AMENDMENTS OR VARIATIONS OF THOSE MATTERS SPECIFIED IN THE PROXY AND NOTICE OF SPECIAL AND ANNUAL GENERAL MEETING. AT THE TIME OF MAILING OF THIS INFORMATION CIRCULAR - PROXY STATEMENT, MANAGEMENT OF THE CORPORATION KNOWS OF NO SUCH AMENDMENT, VARIATION, OR OTHER MATTER.

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INFORMATION CONCERNING THE CORPORATION

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

As of the date hereof, 16,320,701 common shares without nominal or par value of the Corporation are issued and outstanding, each such share carrying the right to one vote on any ballot at the Meeting.

As at the date hereof, to the knowledge of the directors and senior officers of the Corporation, no person or Corporation beneficially owns, directly or indirectly, or exercises control or direction over, voting shares carrying more than 10% of the voting rights attached to the common shares.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Except as described herein or in a previous Information Circular, there were no material interests, direct or indirect, of directors or senior officers of the Corporation, any shareholder who beneficially owns more than 10% of the common shares of the Corporation, or any known associate or affiliate of these persons in any transaction since the commencement of the Corporation's last completed fiscal year or in any proposed transaction which has materially affected or would materially affect the Corporation.

STATEMENT OF EXECUTIVE COMPENSATION

The following sets forth the aggregate remuneration paid or payable by the Corporation in respect of the last completed fiscal year ended October 31, 2003 to the Directors of the Corporation in their capacity as Directors and to the Executive Officers of the Corporation in their capacity as Executive Officers or Employees of the Corporation.

Directors

Two independent Directors were paid $10,500 each in cash compensation during the last completed fiscal year in their capacity as directors. Directors are reimbursed for out-of-pocket expenses incurred in carrying out their duties. During the last fiscal year ended October 31, 2003, no options were granted to any directors of the Corporation.

Executive Officers

The following table sets forth certain information regarding the compensation paid to Chartwell's Chief Executive Officer and the other executive officers of Chartwell who had total annual salary and bonus exceeding $100,000 for the fiscal year ended October 31, 2003 (collectively, the "Named Executive Officers").

Compensation Summary Table

	Annual				Long-term	
Name and Principal Occupation	Year	Salary	Bonus	Other	Stock Options Granted	All Other
Darold H. Parken[a] President and Chief Executive Officer	2003 2002 2001	$105,000 $105,000 $105,000	$2,000 $2,000 $2,000	nil nil nil	nil nil 300,000	nil nil nil
Darcy E. Krogh, Vice President, Business Development	2003 2002 2001	$165,000 $165,000 $165,000	$2,000 $2,000 $2,000	nil nil nil	nil nil nil	nil nil nil

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Name and Principal Occupation	Annual				Long-term	
	Year	Salary	Bonus	Other	Stock Options Granted	All Other
Donald Gleason, Chief Financial Officer	2003 2002 2001	$68,625 nil nil	$2,000 nil nil	nil nil nil	100,000 nil nil	nil nil nil
Andrew Smith, Technical Director	2003 2002 2001	$142,708 $125,000 $107,292	$2,000 $2,000 $2,000	nil nil nil	nil nil 50,000	nil nil nil
Dave Acorn, Vice President, Software Development	2003 2002 2001	$118,750 $100,000 $91,375	$2,000 $2,000 $2,000	nil nil nil	50,000 nil nil	nil nil nil
Donald Harold (2) Vice President, Operations	2003 2002 2001	$115,500 $110,000 $110,000	$2,000 $2,000 $2,000	nil nil nil	25,000 nil nil	nil nil nil

Notes:

(1) A law firm in which Mr. Parken is principal received fees for legal services of $60,000 during the last completed fiscal year, $60,000 in fiscal 2002 and $60,000 in fiscal 2001.

(2) Effective January 15, 2004, Donald Harold ceased to be an officer and employee of the Company.

Options Exercised And Granted During the Fiscal Year Ended October 31, 2003

Stock Option Grants

During 2003, 175,000 options to purchase Common Shares were granted the Named Executive Officers. The following table provides information concerning the options granted to each Named Executive Officer.

Name	Securities Under Options Granted (#)	% of Total Options Granted to Employees in 2003	Exercise or Base Price ($/Share)	Market Value of Common Shares on the Day Prior to the Date of Grant ($/Share)	Expiration Date
Donald Gleason	100,000	19.8%	$1.05	$1.05	June 4, 2008
Dave Acorn	50,000	9.97%	$1.05	$1.05	June 4, 2008
Donald Harold	25,000	4.98%	$1.05	$1.05	June 4, 2008

Stock Option Exercises and Year End Option Values

The following table sets forth all options exercised by Named Executive Officers during 2003 and the number of unexercised options and the value of in the money options at October 31, 2003.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized(1) ($)	Unexercised Options at October 31, 2003 Exercisable/Unexercisable (#)	Value of Unexercised in-the-Money Options at October 31, 2003(2) Exercisable/Unexercisable ($)
Darold H. Parken	nil	n/a	625,000	$1,062,500
Darcy Krogh	nil	n/a	200,000	$340,000
Donald Gleason	nil	n/a	100,000	$170,000

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Name	Securities Acquired on Exercise (#)	Aggregate Value Realized[1] ($)	Unexercised Options at October 31, 2003 Exercisable/Unexercisable (#)	Value of Unexercised in-the-Money Options at October 31, 2003[2] Exercisable/Unexercisable ($)
Dave Acorn	nil	n/a	100,000	$170,000
Andrew Smith	nil	n/a	150,000	$170,000
Donald Harold	nil	n/a	125,000	$212,500

Notes:

1. Based on the difference between the closing price of the Common Shares on the TSX Venture Exchange on the date the stock options were exercised and the exercise price of the stock options, multiplied by the number of Common Shares being acquired.

2. Based on the difference between the closing price of $1.70 per Common Share on the TSX Venture Exchange on October 31, 2003 and the exercise price of the stock options, multiplied by the number of Common Shares under option.

Termination of Employment, Changes in Responsibility and Employment Contracts:

During the last fiscal year, Chartwell entered into an employment contract with Mr. Donald Gleason, Chief Financial Officer. Chartwell has no compensatory plan or arrangement in respect of compensation received or that may be received by any Named Executive Officer in Chartwell's most recently completed or current fiscal year to compensate such executive officer in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change in control.

STOCK OPTIONS

On March 22, 2004 the Board of Directors approved a new stock option plan (the "TSE Plan") for directors, officers, employees and consultants of the Corporation and its subsidiaries. The Plan provides that the total number of Common Shares issuable shall not exceed 3,264,000 Common Shares. The New Plan supersedes and replaces the Corporation's prior plan and is subject to approval by the shareholders of the Corporation. The New Plan is described under "Special Business - Approval of New Stock Option Plan".

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Performance Graph

The following graph compares the total cumulative shareholder return for $100 invested in common shares of the Corporation on October 31, 1998 with the cumulative total return on the S&P/TSX Composite Index.

Performance Graph
400
350
300
250
200
150
100
50
0
Oct 31, 1998
1999
2000
2001
2002
2003
Chartwell Year End Price
S&P/TSX Composite Index

	Oct. 31, 1998	1999	2000	2001	2002	2003
Chartwell Year End Price	$100.00	$400.00	$195.00	$185.00	$100.00	$170.00
S&P/TSX Composite Index	$100.00	$119.00	$160.00	$116.00	$107.00	$136.00

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INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

The following table sets out the indebtedness of two of the Corporations' directors during the last complete fiscal year. There are no other directors or senior officers indebted to the Corporation or any of its subsidiaries.

Name	Largest Aggregate Amount of Indebtedness at Any Time During the Last Fiscal Year	Nature of Indebtedness and the Transaction in Which it was Incurred	Amount Presently Outstanding	Rate of Interest Paid or Charged
Darold H. Parken Calgary, Alberta	$140,604	Interest bearing demand promissory note. Stock option exercise	$140,604	6% per annum
Steven Latham [(1)] Vancouver, BC	$49,907	Non-interest bearing demand promissory note. loan	$29,907	nil

Notes:

(1) Effective March 19, 2004, Mr. Latham ceased to be a director of the Corporation.

BUSINESS OF THE MEETING

Regular Business

At the Meeting, shareholders will consider the items of regular business as follows:

1. Financial Statements

The shareholders will receive and consider the audited financial statements of the Corporation for the fiscal year ended October 31, 2003 together with the auditor's report thereon.

2. Election of Directors

At the Meeting, the shareholders will be asked to determine that the board of directors consist of five (5) directors and will be asked further to elect five (5) directors to succeed the present directors, whose terms of office expire on the day of the Meeting, to serve until the next annual general meeting, or until their respective successors have been elected or appointed. At the Meeting, shareholders may determine that a greater number of directors is desirable and, if so, additional nominations from shareholders will be considered for election.

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Unless otherwise directed it is the intention of management to vote proxies in the accompanying form in favour of the election as directors of the five (5) nominees hereinafter set forth, provided that in the event a vacancy among such nominees occurs because of death or for any reason prior to the Meeting, the Proxy shall not be voted with respect to such vacancy:

Rene G. Carrier

Darcy E. Krogh

Darold H. Parken

Roderick A. Ferguson

Peter H. Kinash

The names of all the persons nominated for election as directors, all other positions and offices with the Corporation held by them, their principal occupations, dates on which they became directors of the Corporation and the number of common shares of the Corporation beneficially owned, directly or indirectly, or over which control or direction is exercised, by each of them as of March 24, 2004 are as follows:

Name and Position with the Corporation	Principal Occupation During Past Five Years	Director Since	Shares Held as of March 24, 2004[1]
Darold H. Parken [2] President, Chief Executive Officer and Director	President and Chief Executive Officer of the Corporation. Prior thereto, Barrister & Solicitor, Parken & Corporation since February 1989. Prior thereto, partner with Burnet, Duckworth & Palmer, Barristers & Solicitors.	Oct. 26/94	793,100
Darcy E. Krogh Vice President, Business Development and Director	Vice President, Business Development of the Corporation. Prior thereto, registered representative with various Canadian investment dealers for 18 years.	June 7/99	110,500
Rene G. Carrier[2] Director	President, Euro-American Capital Corporation (a private investment Corporation). Prior thereto, Vice President of Pacific International Securities Inc. (a brokerage firm) from 1982 to 1991.	July 29/91	111,300
Roderick A. Ferguson[2] Director	Partner, Heenan Blaikie LLP, Barristers and Solicitors since 2001 and prior thereto Partner, Burnet Duckworth & Palmer, Barristers and Solicitors.	July 10/01	Nil
Peter H. Kinash Director	From September, 2001 to present, consultant and advisor on financial matters to emerging and established technology companies, including serving as part-time CFO of Replicon Inc. from November, 2002 to present. Prior thereto CFO to Wi-LAN Inc. from January, 2000 to August, 2001 and Partner with KPMG LLP from September, 1990 to January, 2000.	March 23/04	Nil

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Notes:

(1) Messrs. Parken, Krogh, Carrier, Ferguson and Kinash hold options to purchase 625,000, 100,000, 50,000, 50,000 and 50,000 shares respectively.

(2) Member of the Audit Committee. The Corporation does not have an Executive Committee.

The information as to shares beneficially owned, directly or indirectly, is based upon information furnished to the Corporation by the respective directors and nominees.

3. Appointment of Auditors

Management of the Corporation proposes to nominate KPMG LLP, Chartered Accountants, as auditors of the Corporation to hold office until the next annual general meeting at a remuneration to be fixed by the Board of Directors. KPMG LLP were first appointed auditors of the Corporation on April 27, 2000.

Special Business

Adoption of New Stock Option Plan

The Corporation had a stock option plan, the TSX Plan, which was approved by the shareholders of the Corporation on July 31, 2000. The provisions of the TSX Plan complied with the requirements of the TSX Venture Exchange, ("TSX"). The Corporation has made an application for listing on the Toronto Stock Exchange and according to Toronto Stock Exchange policy, must replace the current TSX Plan with a new stock option plan ("the TSE Plan"). Accordingly, on March 22, 2004, the Board of Directors of the Corporation adopted the TSE Plan, subject to approval by shareholders at the Meeting.

At the Meeting, shareholders will be asked to consider and, if deemed advisable, repeal the TSX Plan and to approve the TSE Plan. Notwithstanding that shareholders approve the TSE Plan at the Meeting, the implementation of the TSE Plan will remain subject to approval by staff of the Toronto Stock Exchange and no shares will be issued pursuant to options granted until receipt by the Corporation of such Toronto Stock Exchange approval. The full text of the TSE Plan is set forth in Schedule "A" hereto, and includes the following restrictions:

a. the total number of Common Shares issuable pursuant to the TSE Plan shall not exceed 3,264,000 Common Shares, subject to adjustment;

b. the number of Common Shares reserved for issuance to any one optionee shall not exceed 5% of the number of outstanding Common Shares; and

c. the exercise price of any option subject to the TSE Plan shall not be less than the market price of the Common Shares, which shall mean the most recent closing price per share for Common Shares on the last trading day preceding the date of grant on which there was a closing price on the Toronto Stock Exchange.

The resolution approving the TSE Plan requires the approval of a majority of the votes cast in respect of the matter at the Meeting as set forth below:

BE IT RESOLVED that the stock option plan (the "TSX Plan") approved by shareholders of Chartwell Technology Inc. (the "Corporation") on July 31, 2000 be repealed and replaced with the new stock option plan of the Corporation as described in the Information Circular – Proxy Statement of the Corporation dated March 24,

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2004, and attached as Schedule "A" thereto (the "TSE Plan") and any one of the officers or directors of the Corporation be and is hereby authorized and directed to do all such things which may be necessary or desirable, in the opinion of such officer or director, to give effect thereto, including such changes to the TSE Plan as the Toronto Stock Exchange may require.

The persons named in the form of proxy furnished by the Corporation intend, unless otherwise directed, to vote in favor of the resolution repealing the TSX Plan and approving the TSE Plan.

INTEREST OF CERTAIN PERSONS AND COMPANIES IN MATERIAL TRASACTIONS

Management of the Corporation is not aware of any material interests of any director or senior officer of the Corporation, any shareholder who beneficially owns more than 10% of the common shares of the Corporation, or any known associate or affiliate of those persons, in any material transaction or proposed material transaction since the beginning of the financial year ended October 31, 2003.

OTHER MATTERS

Management knows of no amendment, variation or other matter to come before the Meeting other than those set forth in the Notice of Annual General Meeting. If any other matter properly comes before the Meeting, however, the accompanying proxy will be voted on such matter in accordance with the best judgement of the person or persons voting the proxy.

APPROVAL AND CERTIFICATION

The contents and sending of this Information Circular - Proxy Statement have been approved by the directors of the Corporation.

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED at Calgary, Alberta, this 24th day of March, 2004.

(signed) "Darold H. Parken"	(signed) "Donald Gleason"
Darold H. Parken	**Donald Gleason**
President and Chief Executive Officer	Secretary and Chief Financial Officer

D:\MyFiles\wp8\L1138\AGM 2004-info circular.wpd

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CHARTWELL TECHNOLOGY INC.

FORM OF PROXY FOR THE SPECIAL AND ANNUAL GENERAL MEETING OF SHAREHOLDERS SOLICITED BY MANAGEMENT

The undersigned shareholder of CHARTWELL TECHNOLOGY INC. (the "Corporation") hereby appoints Darold H. Parken, President and CEO of the Corporation, of Calgary, Alberta, or, failing him, Darcy Krogh, Vice President, Business Development of the Corporation, of Vancouver, British Columbia, or instead of either of the foregoing ______________________________, as proxy of the undersigned at the Special and Annual General Meeting of the Shareholders of the Corporation to be held on the 28th day of April, 2004 (the "Meeting") and at any adjournment thereof and at every ballot that may take place in consequence thereof to the same extent and with the same powers as if the undersigned were personally present at the Meeting with authority to vote at the said Proxy's discretion, except as otherwise specified below. Without limiting the general powers conferred, I hereby direct the said proxy to vote the shares represented by this proxy as follows, on the following matters:

1. On the resolution regarding the election of Directors as specified in the Information Circular - Proxy Statement dated March 24, 2004 (the "Circular"):

   FOR _____ WITHHOLD VOTE _____

2. On the resolution for the appointment of KPMG LLP, Chartered Accountants, as auditors of the Corporation for the ensuing year and to authorize the directors to fix their remuneration:

   FOR _____ WITHHOLD VOTE _____

3. On the resolution to approve the adoption of a new Stock Option Plan:

   FOR _____ AGAINST _____

4. At the discretion of the said Proxy, to vote upon any amendment or variation of the above matters or any other matter properly brought before the Meeting or any adjournment thereof in such manner as such Proxy in his sole judgement may determine.

I HEREBY REVOKE ANY PROXIES HERETOFORE GIVEN.

THIS PROXY IS SOLICITED ON BEHALF OF THE MANAGEMENT OF CHARTWELL TECHNOLOGY INC. THE SHARES REPRESENTED BY THIS PROXY SHALL BE VOTED AS DIRECTED IN THE SPACES PROVIDED ABOVE OR, IF NO DIRECTION IS GIVEN, SHALL BE VOTED IN FAVOUR OF ALL OF THE ABOVE MATTERS.

THE PERSONS NAMED IN THIS PROXY ARE DIRECTORS AND/OR OFFICERS OF THE CORPORATION. EACH SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON, WHO NEED NOT BE A SHAREHOLDER OF THE CORPORATION, TO ATTEND AND TO ACT FOR HIM AND ON HIS BEHALF AT THE MEETING, OTHER THAN THE PERSONS DESIGNATED ABOVE. TO EXERCISE SUCH RIGHT, THE NAMES OF THE PERSONS DESIGNATED BY THE MANAGEMENT SHOULD BE CROSSED OUT AND THE NAME OF THE SHAREHOLDER'S APPOINTEE SHOULD BE LEGIBLY PRINTED IN THE BLANK SPACE PROVIDED.

DATED this _____ day of __________, 2004.

____
Signature of Shareholder

____
Name of Shareholder (please print)

Instructions:

1. The signature of the shareholder should be exactly the same as the name in which the shares are registered.

2. If the appointer is a corporation, its corporate seal must be affixed or it must be signed by an officer or attorney thereof duly authorized.

3. Persons signing as executors, administrators, trustee, etc. should so indicate and give their full title as such.

4. This Proxy will not be valid and will not be acted upon or voted unless it is signed and dated and delivered to the attention of the Corporation's Secretary, c/o Computershare Trust Company of Canada, Attention: Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, not less than 48 hours before the time for the holding of the Meeting or any adjournment thereof. Proxies may also be delivered by fax to: (416) 263-9524 or 1-866-249-7775.

5. This Proxy is valid only at the Meeting in respect of which it is given or any adjournment thereof.

Chartwell Technology Inc

PRESS RELEASE

CHARTWELL GAMES EXPANDS IN EUROPE

Chartwell Technology Inc. **TSX-VEN: CWH**

Calgary, Canada, April 6, 2004, Chartwell Technology Inc. (TSX-VEN: CWH) a leading provider of gaming software systems and entertainment content to the online and remote gaming industry is pleased to announce the expansion of its subsidiary Chartwell Games Corp with the opening of its first European office at Stockley Park, Heathrow, London and the appointment of Aideen Shortt as Commercial Director.

Ms. Shortt has extensive industry experience, which includes previous positions at Flutter.com, Coral Eurobet and most recently as Marketing Director at Skybet. She brings to Chartwell Games an in-depth understanding of the marketplace from the client's perspective across traditional and new platforms. Ms. Shortt joins recently appointed Chief Executive Lee Richardson and Director of Marketing Fiona Stuart. Ms. Stuart has been with Chartwell Games since November 2003, and previously held positions with Victor Chandler International where she was a key member of the online gaming division.

Commenting on the new team Darold Parken, President and CEO of Chartwell Technology said 'I am extremely pleased that Aideen has joined what is one of the most experienced and expert teams of gaming professionals in the industry. I believe that we have the best possible group of people to realize our full potential in the European market. The talent and experience of these people will provide significant added value to Chartwell's offering.'

Ms. Shortt said, 'I am very excited to be joining Chartwell Games at this crucial time in its development and to being part of such a talented team. Having worked with Chartwell in a client capacity I know that they deliver the best solutions and systems and truly do work as a technology partner. I am looking forward to introducing them to additional contacts and adding more great names to our already prestigious client list.'

From its new office in Stockley Park, Chartwell Games will continue to expand its base of premium brand clients and leverage its unique position as a true technology partner in the deployment of new gaming products and platforms including multiplayer poker and bingo, mobile, kiosk and interactive TV (iTV).

The new team have between them 20 years experience in betting and gaming and have worked with some of the biggest names in the industry. With both operational and marketing experience within the online arena they are uniquely qualified to assist clients in all areas of the betting and gaming business.

CHARTWELL GRADUATES TO THE TSX

Chartwell Technology Inc.	TSX-VEN: CWH

Calgary, Canada, April 30, 2004, Chartwell Technology Inc. (TSX-VEN: CWH) a leading provider of gaming software systems and entertainment content to the online and mobile gaming industry is pleased to announce effective May 3rd, 2004 the company’s shares will be delisted from the TSX Venture Exchange and move to the Toronto Stock Exchange. The TSX Venture Exchange has been advised that the company’s securities will be listed and commence trading on Toronto Stock Exchange at the opening on Monday, May 3rd, 2004, under the symbol CWH

“The TSX listing represents a major milestone in our development, states Darold H. Parken, President and CEO of Chartwell Technology Inc. By upgrading our listing to the largest Canadian stock exchange, Chartwell will enjoy increased visibility and greater recognition in the global financial markets, which will be a significant advantage in our efforts to enhance shareholder value. I would like to take this opportunity to thank all of our long-standing shareholders for their continued support and confidence in the Company.”

About Chartwell

Chartwell Technology Inc. specializes in the development of leading edge gaming applications and entertainment content for the Internet and wireless platforms and other remote access devices. Chartwell’s Java and Flash based software products and games are designed for deployment in gaming, entertainment, advertising and promotional applications. Chartwell does not participate in the online gaming business of its clients. Chartwell’s team of highly trained professionals is committed to delivering the highest quality software and maintaining its leading edge through continuous development and unparalleled customer support.

Chartwell invites you to preview and play our games at: www.chartwelltechnology.com

For further information, please contact: Chartwell Technology Inc.

Darold H Parken, President (877) 261-6619 or (403) 261-6619 dhp@chartwelltechnology.com	David Bajwa, Investor Relations (877) 669-4180 or (604) 669-4180 info@chartwelltechnology.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: The statements contained herein which are not historical fact are forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements, including, but not limited to, certain delays in testing and evaluation of products, regulation of the online gaming industry, and other risks detailed from time to time in Chartwell’s filings with the Securities & Exchange Commission. We assume no responsibility for the accuracy and completeness of these statements and are under no duty to update any of the forward-looking statements contained herein to conform these statements to actual results. This is not an offer to sell or a solicitation of an offer to purchase any securities.